June 29, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust
File Nos. 333-150525; 811-22201
Post-Effective Amendment No. 70

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 70 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

June 29, 2012

VIA EDGAR TRANSMISSION

Mr. John Ganley

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Shares ETF Trust File Nos.: 333-150525 and 811-22201 (the “Trust”)

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on June 26, 2012 regarding Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A for the Direxion Daily Large Cap Bull 3X Shares, Direxion Daily Large Cap Bear 3X Shares, Direxion Daily Mid Cap Bull 3X Shares, Direxion Daily Mid Cap Bear 3X Shares, Direxion Daily Energy Bull 3X Shares, Direxion Daily Energy Bear 3X Shares, Direxion Daily Technology Bull 3X Shares, and Direxion Daily Technology Bear 3X Shares, each a series of the Trust (each a “Fund” and collectively, the “Funds”), that was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.	For each Fund, please update the year-to-date returns after the bar chart under the “Fund Performance” section to periods through March 31, 2012.

The Trust has made the requested update to the year-to-date returns.

2.	If counsel to the Funds does not plan to issue a new legal opinion as a part of this filing, amend Part C of the registration statement to incorporate by reference the most recent opinion and consent of counsel filed on behalf of the Funds.

The Trust has revised Part C of its registration statement to account for this comment.

3.	On the signature page of the Registration Statement, Patrick Rudnick signed on behalf of Daniel O’Neill in his capacity as President of the Trust. Confirm whether the Board of Trustees of the Funds has adopted a resolution on behalf of the Funds authorizing such a power of attorney. If not, please have Mr. O’Neill execute Registration Statements in his capacity as President of the Trust.

The Trust confirms that Mr. O’Neill will execute Registration Statements on behalf of the Trust.

*    *    *    *    *    *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Francine Rosenberger at (202) 778-9187 at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Daniel D. O’Neill
Name:	Daniel D. O’Neill
Title:	President

cc:	Robert J. Zutz, K&L Gates LLP Angela Brickl, Rafferty Asset Management LLC

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